SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2006

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964 and 333-127013.

                                 RADVision Ltd.

6-K Items

     1. Press release re RADVISION Wins INTERNET TELEPHONY(R) Magazine 2005 "Product of the Year" Award dated January 17, 2006.

     2. Press release re RADVISION Announces New Release of Its Award-Winning SIP Toolkit for Communications Systems Development dated January 24, 2006.

                                                                          ITEM 1

Press Release                                                  Source: RADVISION

RADVISION Wins INTERNET TELEPHONY(R) Magazine 2005 "Product of the Year" Award

Tuesday January 17, 7:00 am ET

Click to Meet for Microsoft Office Is Chosen for its Vision and Leadership

FAIR LAWN, N.J.--(BUSINESS WIRE)--Jan. 17, 2006--RADVISION LTD (Nasdaq: RVSN -
News) today announced that INTERNET TELEPHONY(R) magazine has chosen Click to Meet(TM) for Microsoft Office as one of the winners of their prestigious Product of the Year Awards

"The companies selected to receive INTERNET TELEPHONY(R) Product of the Year Awards for 2005 have been instrumental in the explosive growth of VoIP and the larger IP telephony industry this year. We're proud to reward their hard work and innovation," said Rich Tehrani, TMC President and Editor-in-Chief of INTERNET TELEPHONY(R) magazine. INTERNET TELEPHONY(R) editors selected the companies which in their view demonstrate the vision, leadership and attention to detail that are the hallmarks of Product of the Year award winners.

"The Product of the Year awards exemplify the best that this industry has to offer. The companies earning this distinction have demonstrated a commitment to quality, and a commitment to the further development of the IP telephony industry through their contributions. All winners deserve this great honor, and I look forward to seeing other innovative solutions from them as they continue to contribute to the future of VoIP and IP telephony," said Greg Galitzine, Editorial Director of INTERNET TELEPHONY(R) magazine.

Click to Meet for Microsoft Office extends the communications capabilities of Microsoft's Live Communications Server, Communicator, and Live Meeting by enabling users to enhance their conferencing sessions with multi-party voice and video. Click to Meet for Microsoft Office also enables connectivity with any standards-based communications device including wired and wireless phones, 3G mobile, handhelds, and desktop and room video conferencing systems, making it easy to deploy and integrate into the Microsoft workflow environment.

Click to Meet for Microsoft Office is the only enterprise real-time video collaboration solution in the market to fully support Microsoft Office Live Communications Server, Microsoft Office Communicator and Microsoft Office Live Meeting, and all simultaneously from a single platform. This single implementation increases productivity, maximizes the Microsoft Office solution investment and provides cost savings.

"We are very excited that Click to Meet for Microsoft Office has been selected as INTERNET TELEPHONY Magazine's Product of the Year," said Killko Caballero, Senior Vice President of Enterprise Strategy at RADVISION. This award demonstrates our role as the premier multi-party conferencing provider for workflow and collaboration environments. Our team is proud that our hard work has been recognized by this award."

About INTERNET TELEPHONY(R) magazine

The convergence of voice, video, fax, and data has revolutionized the world of telecommunications. Internet telephony has been proven to drastically reduce long-distance costs and continues to provide unprecedented opportunities for service providers, resellers, developers, and end users alike. INTERNET TELEPHONY(R) is the only magazine that focuses on providing the information that will help you take advantage of this exciting technology. Launched as a quarterly publication in January 1998, INTERNET TELEPHONY(R) magazine has been published monthly since October 1998. Still the only BPA-audited publication dedicated solely to coverage of next-generation, IP-based telecommunications, INTERNET TELEPHONY(R) provides readers with the best information necessary to learn about and purchase the equipment, software, and services they need to take advantage of Internet telephony.

About TMC(TM)

Technology Marketing Corporation (TMC) publishes four print magazines: Customer Interaction Solutions, Internet Telephony, SIP Magazine and IMS Magazine; as well as the digital publications, Speech-World, WiFI Telephony Magazine, VoIP Developer, IPTV Magazine and WiMAX Magazine. TMC also produces TMCnet, the world's leading communications and technology Web site. TMC is also the first publisher to test new products in its own on-site laboratories, TMC Labs. TMC produces INTERNET TELEPHONY Conference & EXPO, The VoIP Developer Conference, Speech-World Conference, IP Contact Center Summit and The Global Call Center Outsourcing Summit. TMCnet, ranked among the top 2,500 Web sites in the World by Alexa.com, publishes more than 20 topical online newsletters. For more information about TMC, visit http://www.tmcnet.com.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for video conferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
RADVISION
Tsipi Kagan, 201-689-6340
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Yael Yekutiel / Richard Dukas, 212-704-7385
Yael@dukaspr.com / richard@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, 203-972-0186
junefil@optonline.net

                                                                          ITEM 2

Press Release                                                  Source: RADVISION

RADVISION   Announces  New  Release  of  Its   Award-Winning   SIP  Toolkit  for
Communications Systems Development

Tuesday January 24, 7:00 am ET

FAIR LAWN, N.J.--(BUSINESS WIRE)--Jan. 24, 2006--RADVISION (Nasdaq:RVSN - News):
o The New SIP Toolkit is the Industry's State-of-the Art Development Tool for Real-Time Carrier-Class Applications, Such as VoIP and
Instant Messaging Networks

RADVISION (Nasdaq:RVSN - News), a leading provider of multimedia conferencing and communications platforms, today announced the immediate availability of version 4.0 of its award-winning session initiation protocol (SIP) toolkit for real-time communication applications such as voice over IP (VoIP) and instant messaging (IM).

"The entire telecommunications market is in the midst of a major migration from traditional TDM (time-division multiplexing) technology to SIP technology," said Adi Paz, Senior Director of Product Management and Marketing for RADVISION's Technology Business Unit. "RADVISION's SIP Toolkit 4.0 is a key enabler for this migration."

Specifically developed to address carrier-side applications, such as soft switches, gateways, and application servers, the RADVISION SIP Toolkit 4.0 can support millions of busy hour call attempts (BHCAs) and has been enhanced with carrier-grade features including a reliable and effective Stream Control Transmission Protocol (SCTP) layer and automatic translation between phone numbers and SIP addresses (ENUM).

Using advanced design techniques, RADVISION has optimized the SIP Toolkit 4.0 for a small footprint, allowing it to serve efficiently in SIP terminals and IP handsets as well as network-side implementations.

Other significant enhancements in this new release include:

     o Connection reuse: optimizing the efficient use of network resources for SIP signaling

     o Support for new SIP addressing schemes, including TEL for telephony applications, PRES for presence applications, and IM for instant messaging applications

     o    Additional   security  features   including  secured  RTP  (SRTP)  and
          Multimedia Internet Keying (MIKEY)

     o    Support  for  mobile  carrier   applications,   including  IMS  mobile
          registration and special SIP headers and extensions

Considered the industry-leader, RADVISION's award-winning SIP Toolkit is a high-performance SIP implementation that provides multiple application program interface (API) layers for optimal control and flexibility when developing new products and services. Designed from the ground up to be a powerful and highly versatile set of development tools, it addresses and simplifies the development of communications systems and devices based on IETF SIP including key 3GPP extensions.

About RADVISION

RADVISION LTD. (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks.For more information please visit our website at www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
RADVISION
Tsipi Kagan, 201-689-6340
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Yael Yekutiel/Richard Dukas
212-704-7385
Yael@dukaspr.com/richard@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, 203-972-0186
junefil@optonline.net

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RADVISION LTD.
                                      (Registrant)



                                 By /s/Arnold Taragin
                                    -----------------
                                    Arnold Taragin
                                    Corporate Vice President and General Counsel



Date:  January 31, 2006